

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 4, 2024

Ram Mukunda
President and Chief Executive Officer
IGC Pharma, Inc.
10224 Falls Road
Potomac, MD 20854

       Re: IGC Pharma, Inc.
           Registration Statement on Form S-3
           Filed December 29, 2023
           File No. 333-276330

Dear Ram Mukunda:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Dickerson at 202-551-8013 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Spencer G. Feldman, Esq.